Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 14, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

HEMISPHERE MEDIA GROUP, INC.
Registration Statement on Form S-4 (File No. 333-186210)

Ladies and Gentlemen:

        On behalf of Hemisphere Media Group, Inc., a Delaware corporation (the "Company"), we submit in draft form the accompanying draft of Amendment No. 3 ("Amendment No. 3") to the Registration Statement (the "Registration Statement") on Form S-4 of the Company, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on March 11, 2013.

        Pursuant to conversations we have had with the Staff of the Commission (the "Staff"), we have been informed that the Staff is re-issuing comment No. 17 included in its letter to the Company dated March 8, 2013.

        As discussed with the Staff, the Company has revised its response to comment No. 17. The Company has performed the following analysis utilizing the guidance in ASC 805-10-25-5 to determine WAPA is the accounting acquirer in the Transaction.

        The Company evaluated the four separate entities of WAPA, Cinelatino, Azteca, and Hemisphere participating in the Transaction (refer to pages 22 and 23 of Registration Statement), from an operating company perspective and determined there to be two operating companies for which evaluation of the transaction under ASC 805-10-25-5 should be considered; WAPA and Cinelatino. Azteca is a blank check company exchanging all their equity interests and Hemisphere was formed as the specific vehicle to consummate the transaction, therefore Hemisphere is considered the legal acquirer as the transaction is a reverse acquisition merger under ASC 805-40-25. To determine the accounting acquirer, the Company has applied the guidance in ASC 805-10-25-5 and analyzed each of the factors in paragraphs 805-10-55-11 through 55-15 as follows:

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  55-12 (a) - The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

    WAPA is retaining approximately 45.2% of the post-Transaction common shares of stock and 59.7% of the voting rights.

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  55-12 (b) - The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

    WAPA is receiving the largest portion of the voting rights (59.7%) therefore the Company did not need to consider if there was an existence of a large minority voting interest.

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  55-12 (c) - The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

    WAPA, through its parent Company, InterMedia, will have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, as they will represent five of the nine directors on the combined entity board of directors, including the Chief Executive Officer. The current Azteca directors will represent only two directors, and Cinema Aeropuerto will represent two directors.

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  55-12 (d) - The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

    The former owners of WAPA will serve as the chairman of the board, the chief executive officer, and the chief financial officer and thereby dominate the management of the combined entity.

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  55-12 (e) - The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

    Hemisphere has not yet finalized the appraisal to determine the fair value of the equity interests but this determinant is not considered to be relevant to the conclusion.

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  55-13 - The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

    WAPA's revenues represent approximately 75.1% of the total revenues of the combined entities..

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  55-14 - In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

    WAPA, through its parent, InterMedia initiated the Transaction and as noted above represents the largest operating company.

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  55-15 - A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

    Hemisphere is the new entity formed to issue equity interests to effect the Transaction and is considered the legal acquirer, not the accounting acquirer.

        Based on the above facts, the Company determined WAPA is the accounting acquirer in the Transaction. We would like to point out that the total purchase consideration on page 206 of the Registration statement has been decreased by $184,835,898 representing the 45.2% post-Transaction common shares of stock retained by WAPA. The Registration Statement has been revised in response to the Staff's comment. See pages 21, 22, 37, 38, 165, 166, 202 and 203 through 209 of Amendment No. 3.

        Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 to the Registration Statement and to the proxy statement/prospectus included therein.

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3085, Scott D. Fisher at (212) 373-3049 or Alex J. Tolston at (212) 373-3348.

                      Sincerely,

                      /s/ Tracey A. Zaccone
                      Tracey A. Zaccone

cc:
Alan Sokol, Esq.
Cine Latino, Inc.

Alan Annex, Esq.
Greenberg Traurig, LLP